Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 16, 2007

List of materials

Documents attached hereto:


i) Press release announcing PLAYSTATION(R)3 Reaches Cumulative Shipment of 1 Million Units in Japan




PLAYSTATION(R)3 REACHES CUMULATIVE SHIPMENT OF 1 MILLION UNITS IN JAPAN


Tokyo, January 16, 2007 - Sony Computer Entertainment Inc. (SCEI) today announced that cumulative shipment of its PLAYSTATION(R)3 (PS3(TM)) computer entertainment system reached 1 million units in Japan as of today, January 16th, 2007. Compared to its predecessor PlayStation(R) platforms, PS3 is the fastest to reach cumulative shipment of 2 million units worldwide. This achievement comes in only 2 months from its launch in November 2006 in Japan and North America. PS3 platform continues to expand rapidly along with its exciting lineup of packaged software titles as well as downloadable content and services delivered through the network.

     On the software front, demand for PS3 titles were also high during the holiday season and with popular titles such as Resistance: Fall of Man(TM) from SCE Worldwide Studios (SCE WWS) as well as attractive lineup from licensed developers and publishers. Cumulative software shipment in Japan and North America combined reached 5 million units as of December 2006. More and more powerful new titles are expected to be released continuously from both SCE WWS and licensed developers and publishers, which will further demonstrate the power of PS3.

     PS3 continues to evolve, expanding its possibilities by adding new features via continuous system software updates, including functions such as "Remote Play", which allows users new ways of enjoying content by connecting PS3 and PSP(R) (PlayStation(R)Portable) as well as playback of various content through the network. More than 500 thousand users have gone on-line with PS3 in Japan and North America combined, enjoying the latest PS3 network games as well as exchanging messages and video chatting on-line.


     PLAYSTATION(R)Store, an on-line shop on PLAYSATION Network, offers a wealth of content from downloadable PS3 games, additional features for existing PS3 packaged games and downloadable PlayStation(R) archive games for PSP, to free game demos, movie trailers and trial versions of upcoming PS3 game titles. In particular, Gran Turismo(TM) HD Concept, a free downloadable game made available on December 24th, 2006 is highly popular among PLAYSATION Network users counting more than 300 thousand downloads in Japan and North America in 20 days since its release.

     SCEI will continue to expand the PlayStation(R)2 and PSP platforms, which already shipped more than 110 million and 20 million units worldwide respectively, and the newly available PS3 platform, further promoting the creat ion of a new world of computer entertainment through the fusion of game, music and movies.



About Sony Computer Entertainment Inc.

Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system, the PSP(R) (PlayStation(R) Portable) handheld entertainment system and the upcoming, much-anticipated PLAYSTATION(R)3 system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. PLAYSTATION 3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.

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PlayStation, PLAYSTATION and PSP are registered trademarks of Sony Computer
Entertainment Inc. All other trademarks are property of their respective owners.